U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12B-25

SEC File Number  811-3728

State Street Research Bond Income Series
Zenith Equity Series
State Street Research Money Market Series
MFS Total Return Series
Harris Oakmark Focused Value Series
FI Structured Equity Series
Loomis Sayles Small Cap Series
Balanced Series
Salomon Brothers U.S. Government Series Series
Salomon Brothers Strategic Bond Opportunities Series
Davis Venture Value Series
Alger Equity Growth Series
MFS Investors Trust Series
MFS Research Managers Series
Jennison Growth Series
Capital Guardian U.S. Equity Series
FI Mid Cap Opportunities Series


NOTIFICATION OF LATE FILING
(Check One) :
[   ]  Form 10-K
[   ]  Form 11-K
[   ]  Form 20-F
[   ]  Form 10-Q
[ X ]  Form N-SAR

For Period Ended:      June 30, 2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I  -  Registrant Information

Full Name of Registrant: New England Zenith Fund

Former Name if Applicable
Address of Principal Executive Office (Street and Number)

One Madison Avenue
New York City, New York 10010



Part II  -  Rule 12b-25  (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[   ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[ x ] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c)has been attached if applicable.

Part III  - Narrative

The registrant requests additional time to file form NSAR so that it can compile the necessary information to file a complete and accurate document.

Part IV  - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Allison Troiani
(617) 578-4318
atroiani@nef.com

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No

If so: attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state then reasons why a reasonable estimate of the results cannot be made.

Metropolitan Series Fund, Inc.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

Date:  8/26/2003
By:  /s/ Allison Troiani
Allison Troiani
Assistant Treasurer
New England Zenith Fund